Exhibit 99.6

NICE Wins 2016 CONAREC Award in Two Categories

The company stands out as the best technology provider for its Workforce Optimization solution and Omni-Channel Recording platform

São Paulo – September 13, 2016 – NICE (Nasdaq: NICE) is the winner in two categories of a CONAREC Award for its leading customer experience solutions. At an awards ceremony held last night at the opening of the annual National Congress of Company-Customer Relations (CONAREC 2016), NICE was recognized for its Workforce Optimization (WFO) solution and for the NICE Engage platform, including Advanced Interaction Recording (AIR).

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The NICE Engage Platform provides comprehensive omni-channel interaction recording to help organizations gain business insight and ensure compliance. It is easily adaptable to meet each contact center’s unique operational and business requirements, supporting thousands of concurrent IP streams in a single platform, while also serving as the foundation for NICE’s broad portfolio of real-time and offline applications.

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NICE WFO continues to lead and re-define the workforce planning, management and engagement environment with solutions such as Adaptive WFO. This enables organizations to better assess agents, through the creation of a persona that captures their metrics, attributes and preferences, which empowers agents and supervisors to achieve superior contact center performance.

Award winners were selected by major Brazilian contact centers and technology buyers, based on eight criteria – functionality, ease of use, performance, technical support, integration, stability, scalability, and price.

“The CONAREC Award program is unique in that it invites technology users to identify the best professionals in the customer relationship management (CRM) sector. Having this feedback is essential for companies because it allows them to assess whether their positioning perceived by the market is consistent with their strategies, what their strengths and weaknesses are in relation to other players, and what new opportunities exist within the market,” said Roberto Meir, Publisher and Grupo Padrão CEO, and CONAREC organizer.

He continued: “We are proud to recognize NICE as a CONAREC award winner in the categories of WFO and Digital Recording Integration System (NICE Engage + AIR). NICE's solution portfolio stands out by offering companies the opportunity to engage customers and generate new business opportunities.”

According to Luiz Camargo, General Manager, NICE Brazil and Southern Cone: “Brazilian technology suppliers are focused on analyzing the entire customer journey, offering real-time solutions, and ensuring transaction security. As a market leader in these areas, NICE is dedicated to exceeding the expectations of increasingly demanding customers. We are excited to present our vision of a true contact center cloud offering, which will help our customers transform their contact centers into Experience Centers to drive personalization and smart action in real time.”

In addition to receiving the CONAREC awards, NICE is presenting its portfolio of Customer Experience solutions at the conference taking place on September 13-14 at the Hotel Transamérica. Other highlights of NICE’s participation include:

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Presentation by NICE customer Aetna on their success with NICE’s Real-Time Activity Monitoring solution. Aetna Director of Services Operations Cyndia Sanchez will discuss “Increasing Productivity and Process Efficiency through Desktop Analytics.” The presentation will take place on September 13 at 3:30 p.m.

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Thematic booth presenting NICE’s vision of the Experience Center. The unprecedented combination of NICE's analytics and Workforce Optimization (WFO) solutions with inContact's advanced cloud-based contact center offerings will enable organizations to take full advantage of the most advanced customer service applications available in the market when they decide to migrate their operations to the cloud.

About CONAREC
CONAREC is the largest regional event dedicated to Customer Relationship Management (CRM) and Customer Experience Management (CEM). Thousands of executives from major global and local organizations in the industry gathered to share innovative ideas and best practices to improve their business operations. In 2016, CONAREC celebrates its 14th edition even more attuned to the trends and changes that impact the Brazilian market: Evolution of Consumers, Connectivity, Mobility, New Business Models, and Cultural Influence.

About NICE
NICE (Nasdaq: NICE) is the worldwide leading provider of enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE solutions help the world’s largest organizations deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Camargo, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.